SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of March, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosure:  Board Changes announcement released on 18 March 2004



Thursday 18 March 2004

PRUDENTIAL PLC BOARD CHANGES

Prudential plc ("Prudential") announced today the appointment of James Ross as a non-executive director with effect from 6 May 2004, following the conclusion of its Annual General Meeting.

Mr Ross (65) is Deputy Chairman of National Grid Transco and holds non-executive directorships with McGraw Hill and Datacard in the United States and Schneider Electric in France.

At the same time, Sandy Stewart will retire from Prudential's Board. Mr Stewart
(70) has served as a non-executive director with Prudential since 1997.

David Clementi, Chairman of Prudential, said: "On behalf of the Board, I would like to thank Sandy for the contribution he has made to Prudential and wish him well in his retirement. At the same time I am pleased to welcome James Ross to the Board and look forward to working with him."

                                    - ENDS -

Enquires to:

Media                                       Investors/Analysts

Geraldine Davies      020 7548 3911         Rebecca Burrows       020 7548 3537

Steve Colton          020 7548 3721         Marina Lee-Steere     020 7548 3511


Notes to Editors:

James Ross is Deputy Chairman of National Grid Transco and holds non-executive directorships with McGraw Hill and Datacard in the United States and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education.

Mr Ross has spent most of his career working for the BP Group, which he joined in 1962. He left in 1992 after four years as President and Chief Executive of BP America Inc and as a Managing Director of the British Petroleum Co plc. More recently, he has been Chief Executive of Cable and Wireless plc (1992-1995), Chairman of the Littlewoods Organisation (1996-2002) and Chairman of National Grid plc (1999-2002).

He graduated from Oxford University with an honours degree in Modern History and has a diploma (with distinction) in Advanced Studies in Business Management from Manchester Business School.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 18 March 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton

                                               Steve Colton,
                                               Group Head of Media Relations